                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ____________ to ______________

Commission file number:

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Mid-State Bank Profit Sharing and Salary Deferral 401(k) Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Mid-State Bank
                                1026 Grand Avenue
                         Arroyo Grande, California 93420

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               MID-STATE BANK PROFIT SHARING AND SALARY
                               DEFERRAL 401(k) PLAN



                               By: /s/ James G. Stathos
                                  -----------------------------------------
                                   James G. Stathos, Member of Retirement
                                   Committee of the MID-STATE BANK PROFIT
                                   SHARING AND SALARY DEFERRAL 401(k) PLAN


Dated: June 27, 2000

MID-STATE BANK
PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

Index to Financial Statements
December 31, 1999 and 1998



Report of Independent Public Accountants

Financial Statements:

     Statements of Net Assets Available for Benefits as of December 31, 1999
       and 1998
     Statement of Changes in Net Assets Available for Benefits for the Year
       Ended December 31, 1999

Notes to Financial Statements

Supplemental Schedule:

     I.       Schedule of Assets Held for Investment Purposes as of
              December 31, 1999


Note: Schedules other than the schedule listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Committee of the
Mid-State Bank Profit Sharing and Salary Deferral 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the MID-STATE BANK PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN (the Plan) as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental schedule I, listed in the accompanying Index to Financial Statements, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP




Los Angeles, California
June 1, 2000

MID-STATE BANK
PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN


Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998

                                                             1999               1998
                                                        -------------       -------------
Assets:

    Investments, at fair value (See Note 3)             $  36,707,642       $  34,751,339

    Interest and dividends receivable                        -                     57,109
                                                        -------------       -------------
Net Assets Available for Benefits                       $  36,707,642       $  34,808,448
                                                        =============       =============

MID-STATE BANK
PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999

Net Assets Available for Benefits,
   beginning of year                                                                         $  34,808,448

Additions:
    Investment income:
        Net appreciation in fair value of investments (See Note 3)                               2,067,819
        Interest and dividends                                                                   1,140,094
                                                                                             -------------
                    Total investment income                                                      3,207,913

                                                                                             -------------

    Contributions:
        Employer contributions                                                                   1,750,026
        Participant contributions                                                                1,306,981
                                                                                             -------------
                    Total contributions                                                          3,057,007
                                                                                             -------------
                           Total additions                                                      6,264,920
                                                                                             -------------

Deductions:
    Benefits paid to participants                                                                5,474,388
                                                                                             -------------
                            Total deductions                                                     5,474,388
                                                                                             -------------

Transfers in from City Commerce Plan                                                             1,108,662
                                                                                             -------------
Net increase                                                                                     1,899,194
                                                                                             -------------

Net Assets Available for Benefits, end of year                                               $  36,707,642
                                                                                             =============

The accompanying notes are an integral part of this financial statement.

MID-STATE BANK
PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

Notes to Financial Statements
December 31, 1999

1.       DESCRIPTION OF THE PLAN

The following description of the Mid-State Bank Profit Sharing and Salary Deferral 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan covering substantially all employees of Mid-State Bank (the Bank) who have completed ninety days of service. Employees become eligible on the first day of the month following completion of ninety days of service. The Bank is both the sponsor and administrator of the Plan. The trustee of the Plan is Cigna Retirement & Investment Services (Trustee). Prior to November 1, 1999, the trustee of the Plan was Franklin Templeton Institutional Services. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Effective November 17, 1999, the Bank entered into an Agreement to Merge and Plan of Reorganization (the Agreement) with City Commerce Bank. In connection with this transaction, the assets of City Commerce Bank 401(k) Thrift Profit Sharing Plan were transferred into the Plan. The aggregate balance of accounts transferred was $1,108,662. The asset transfers associated with this merger are reflected in the accompanying statement of changes in net assets available for benefits as "Transfers in from City Commerce Plan".

         CONTRIBUTIONS

         Participants may defer up to 15 percent of their pre-tax compensation through payroll deductions, subject to certain income related restrictions. The Bank will make a matching contribution to all participants who are actively employed on the last day of the Plan year. In 1999 and 1998, this contribution was equal to 6 percent of eligible compensation. For the years ended December 31, 1999 and 1998, the matching contribution was $415,987 and $339,649, respectively. For each non-highly compensated participant, the Bank may also contribute a profit sharing allocation to the Plan. This contribution is determined annually by the Bank's Board of Directors. The Bank's profit sharing contribution, together with its salary deferral matching contribution and any additional contributions in each plan year, may not exceed 15 percent of the compensation of all Plan participants. The Board of Directors of the Bank elected to make a profit sharing allocation to the Plan of $1,334,039 in 1999 and $1,010,350 in 1998. Contributions are subject to certain limitations.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's voluntary contribution and an allocation of (a) the Bank's contributions, (b) amounts previously forfeited for reinstated employees, (c) investment income and (d) investment appreciation or depreciation. The Bank's contribution is allocated annually to each participant's account in the proportion that each participant's annual compensation bears to the total compensation for all participants for the plan year.

         VESTING

         Participants are fully vested in any voluntary contributions and income thereon. Participants vest in Bank contributions and the related income earned as follows:


                     YEAR(S) OF SERVICE                                 PERCENTAGE VESTED
                     ------------------                                 -----------------
                             1                                                  20%
                             2                                                  40%
                             3                                                  60%
                             4                                                  80%
                             5                                                 100%

         Notwithstanding the above, if a participant (1) attains the age of 59 1/2, (2) dies or (3) terminates employment by reason of disability while employed, the Bank's contribution and forfeitures allocated to such participant becomes 100 percent vested without regard to years of service.

         PAYMENT OF BENEFITS

         Participants may elect to receive benefits in the form of a single lump-sum amount equal to the value of the participant's vested interest in their account or equal installments over a period of not more than the life expectancy determined at the time of distribution. Payments are valued as of the last valuation date on or before termination and are recorded when paid.

         PARTICIPANT LOANS

         The Plan permits participants to borrow against their vested account balances. Participants can borrow the lesser of 50 percent of their vested account balance or $50,000 reduced by the excess, if any, of their highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over their current outstanding balance of loans. The interest rate on participant loans is the prime rate at inception of the loan plus one percent. Loans outstanding as of December 31, 1999 and 1998 had an interest rate of
         5.95 percent to 10.50 percent and 6.0 percent to 9.0 percent, respectively, and mature between 2000 and 2013 and 1999 and 2008, respectively.

         FORFEITURES

         Forfeitures attributable to the Bank's matching contributions are used to reduce the Bank's contribution for the Plan year in which the forfeitures occur.

         Forfeitures attributable to the Bank's discretionary contributions are added to the Bank's discretionary contribution for the plan year in which such forfeitures occur and allocated among the participants' accounts in the same manner as the Bank's discretionary contributions.

         During 1999, employer contributions were reduced by $16,392. Unallocated forfeitures at December 31, 1999 and 1998 totaled $41,889 and $0, respectively.

         ADMINISTRATIVE EXPENSES

         All expenses incurred in the administration of the Plan, including legal and accounting fees are paid directly by the Bank. During the 1999 Plan year, the administrative expenses paid by the Bank were not significant.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The financial statements of the Plan are presented in accordance with accounting principles generally accepted in the United States (GAAP) and thus are based on the accrual method of accounting.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments are stated at fair value. The majority of investments are based on quoted market prices, which represents the net asset value of shares held by the Plan at year-end. One of the Plan's investments is a non-benefit-reponsive investment contract valued at fair value (Note 4). It is management's belief that fair value approximates contract value. Participant loans are valued at cost, which approximates fair value.

         Purchases and sales of securites are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Investment income and appreciation or depreciation is allocated daily to each participant's account in proportion to the ratio of the account balance to all account balances.

3.       INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets as of December 31,


                                                                          1999              1998
                                                                       -----------      -----------
         CIGNA Charter Guaranteed Income Fund (Note 4)                $  9,418,076     $   -
         CIGNA Charter Balance Fund I                                    4,968,102         -
         Fidelity Advisor Equity Income Account                          4,186,383         -
         Invesco Dynamics Account                                        5,021,632         -
         CIGNA Charter Small Company Stock - Value I Fund                4,103,838         -
         CIGNA Charter Foreign Stock II Fund                             2,254,648         -
         Mid-State Bancshares                                            2,231,231        1,483,538
         Participant Loans                                               2,126,845        2,268,321
         Franklin Cash Reserves Fund                                      -               6,397,902
         Franklin Income Fund                                             -               6,073,717
         Mutual Shares Fund                                               -               4,409,418
         Franklin Equity Income Fund                                      -               5,045,783
         Franklin Balance Sheet Investment Fund                           -               5,981,287
         Templeton Foreign Fund                                           -               2,082,531

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,067,819 as follows:


         Mutual funds                               $  1,849,133
         Common Stock (Mid-State Bancshares)             218,686
                                                    ------------
                                                    $  2,067,819
                                                    ============

4.       INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 1999, the Plan entered into an investment contract with the Trustee. The contract allows the Plan to offer an investment option, CIGNA Charter Guaranteed Income Fund (GIF), with a guaranteed rate of return. Once invested in this fund, the Participant may be limited under certain circumstances to transfer or withdraw funds from the investment. The GIF was determined not to be fully benefit-responsive by the plan administrator; accordingly, it is stated at fair value, which approximates contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 5.1 percent for 1999. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed semi-annually for resetting.

5.       TAX-EXEMPT STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 12, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.       PARTY-IN-INTEREST TRANSACTIONS

The Trustee and the Bank are parties-in-interest as defined by ERISA. The Trustee invests Plan assets in its collective investment funds and the Bank's Common Stock. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor's Rules and Regulations and are exempt under Section 408(b)(8) of the IRC.

7.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right to amend the Plan, discontinue its contributions completely, or terminate the Plan subject to the provisions of ERISA. In the event of complete discontinuance of the Bank's contributions or termination of the Plan, participants will become 100 percent vested in their accounts.

                                                                    SCHEDULE I
                                                                    PAGE 1 OF 2


MID-STATE BANK
PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

EIN 95-2135438 Plan No. 001
Schedule of Assets Held for Investment Purposes
As of December 31, 1999


Identity of Issue, Borrower,
    or Similar Party                               Description of Investment                            Current Value
-----------------------------------          -------------------------------------------------         ---------------
                                             CASH EQUIVALENTS

*Connecticut General Life Insurance          CIGNA Charter Guaranteed Income Fund                     $ 9,418,076

                                             COMMON TRUST (POOLED FUNDS)

*Connecticut General Life Insurance          CIGNA Charter Balance Fund I                               4,968,102
*Connecticut General Life Insurance          Fidelity Advisor Equity Income Account                     4,186,383
*Connecticut General Life Insurance          Fidelity Advisor Growth Opportunities Account                402,829
*Connecticut General Life Insurance          CIGNA Charter Small Company Stock - Growth Fund              128,142
*Connecticut General Life Insurance          Invesco Dynamics                                           5,021,632
*Connecticut General Life Insurance          CIGNA Charter Large Company Stock - Growth Fund              368,049
*Connecticut General Life Insurance          CIGNA Charter Large Company Stock Index Fund               1,324,546
*Connecticut General Life Insurance          CIGNA Small Company Stock Value I Fund                     4,103,838
*Connecticut General Life Insurance          CIGNA Charter Foreign Stock II Fund                        2,254,648
*Connecticut General Life Insurance          Janus Aspen Series Worldwide Growth Account                  173,321
                                                                                                      -----------
                                                                                                       22,931,490
                                                                                                      -----------
                                             COMMON STOCK

*National Financial Services                 Mid-State Bancshares                                       2,231,231
                                                                                                      -----------
*Represents a party-in-interest

                                                                    SCHEDULE I
                                                                    PAGE 2 OF 2

MID-STATE BANK
PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN


EIN 95-2135438 Plan No. 001
Schedule of Assets Held for Investment Purposes
As of December 31, 1999



Identity of Issue, Borrower,
    or Similar Party                               Description of Investment                            Current Value
-----------------------------------          -------------------------------------------------         ---------------

                                             PARTICIPANT LOANS ALLOCATED TO:

*Participant Loans                           Interest rates ranging from 5.95 percent to 10.50
                                             percent with maturities from 2000 to 2013.                  2,126,845
                                                                                                       -----------

                                                     Total assets held for investment purposes         $36,707,642
                                                                                                       ===========

*Represents a party-in-interest

MID-STATE BANK
PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN


Exhibit Index


  Exhibit
    No.                                    Exhibit
---------------------------------------------------------------------------
   23.1                     Consent of Independent Public Accountants